Exhibit 99.2

OREZEONE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

March 30, 2007

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for the year ended December 31, 2006 may contain or refer to certain forward-looking statements relating, but not limited to, the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.  Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Orezone undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

The resource estimates in this MD&A were prepared in accordance with National Instrument (“NI”) 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).  In this Management Discussion and Analysis, we use the terms “measured”, “indicated” and “inferred” resources.  Although these terms are recognized and required in Canada, the SEC does not recognize them.  The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”.  Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made.  United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”.  Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

Introduction

Management’s discussion and analysis of financial condition and results of operations (“MD&A”) is provided to enable the reader to assess material changes in financial condition and results of operations for the fiscal year ended December 31, 2006, in comparison to the corresponding prior-year periods.

The MD&A is intended to supplement and compliment the audited annual consolidated financial statements and accompanying notes for the fiscal year ended December 31, 2006 (collectively, the “Financial Statements”).  This MD&A should be read in conjunction with the Financial Statements, Form 40-F and Annual Information Form (“AIF”) on file with the SEC and Canadian provincial securities regulatory authorities, respectively, all for the year ended December 31, 2006.  All dollar amounts in this report are in United States dollars, unless otherwise specified.

The Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and would differ in certain material respects had they been prepared in accordance with US GAAP.  Note 12 to the Financial Statements contains the adjustments which would have to be made to comply with US GAAP, and it also identifies the major differences between Canadian GAAP and US GAAP that affect the Financial Statements.

This discussion and analysis is prepared in conformity with NI 51-102F1 and has been approved by the Board of Directors prior to release.

Nature of Operations

Orezone is engaged in the acquisition, exploration and development of mineral properties, in Burkina Faso, Niger and Mali, West Africa.  The Company’s objective is to identify and develop commercially exploitable deposits of minerals (principally precious metals) and thereby become a gold producing company.  While the Company is actively exploring a number of properties, of which some contain significant resources, none have yet reached a stage whereby a production decision has been made.  As a result, the Company does not generate any revenue.

The Company has concentrated its exploration activities in Burkina Faso, West Africa since 1996, but has also extended into Niger and Mali.  The Company made a decision to focus on Burkina Faso because it has similar geology, but is relatively unexplored, compared to the neighboring countries of Mali and Ghana, where a number of major discoveries have been made and a number of large mines have been built.  In addition, Burkina Faso has been politically stable for a number of years, has good infrastructure relative to much of West Africa, and has provided the opportunity to acquire both relatively large unexplored tracts of land, as well as more advanced stage assets, on reasonable terms.

The Company’s most important project is its 50 percent interest in Essakane.  Gold Fields Limited (“GFL”), a South African based mining company, holds the remaining 50 percent interest.  GFL can increase its interest to 60 percent by funding all expenditures up to the completion of a full feasibility study (“FFS”).  GFL commenced the FFS subsequent to year end and it is expected to be completed during the third quarter of 2007.

Orezone is also actively exploring a number of other projects which are at various stages of exploration.  The Séguénega (“Séga”) project is the only one that has advanced to a point where the Company has commissioned a preliminary assessment.

The Company is continually looking at potential investments and synergies, mergers, or acquisitions within the mining sector.  In 2006, the Company invested in Greencastle Resources Ltd (“Greencastle”), a public junior resource exploration company with gold projects in Niger, West Africa, and PMI Ventures Ltd. (“PMI”), another public junior resource exploration company active in Ghana, a neighboring country to Burkina Faso.  These investments leverage Orezone’s technical expertise and financial resources to increase the Company’s exposure to promising exploration projects in West Africa.

Orezone’s common shares are listed for trading on the Toronto Stock Exchange (TSX) and the American Stock Exchanges (AMEX) under the symbol “OZN”.   The Company also has field offices in Burkina Faso, Niger and Mali.

Significant developments that took place in 2006 were:

•                  Exploration expenditures were $8.8 million and encouraging discoveries were made on the Séga (Tiba 4 Zone) and Bondigui (“Bondi”) (Zone 2N) properties in Burkina Faso and on the Kossa and Namasa properties in Niger;

•                  Investments were made in Greencastle and PMI, both junior exploration companies operating in West Africa;

•                  GFL became the operator of the Essakane project at the beginning of 2006, and as such, incurred substantially all of the exploration expenses related to the project in 2006;

•                  Orezone and GFL announced a $9.3 million budget to continue drilling, complete a pre-feasibility study (“PFS”) and undertake a significant re-assay program at Essakane.  These programs were necessary for GFL to fully understand and be confident with the geological model and the average grade of the deposit and delayed the initiation of the FFS;

•                  New resource estimates were completed for the Séga and Essakane projects and a preliminary assessment report was issued for Essakane;

•                  The Company added new experienced members to its management team.

Important events that will likely have an effect on the Company in the coming year include:

•                  The Company has been remodeling the Séga, Bondi and Bombore projects, and as such, will be updating the resources for each in 2007;

•                  The Company continues to follow through on its exploration programs in Burkina Faso and Niger with a budget of over US$7 million;

•                  Subsequent to year end, GFL announced that the FFS on Essakane is underway with a budget of US$11.4 million, and is expected to be completed by the third quarter of 2007;

•                  The Company expects to sign a formal shareholders and mine operating agreements with GFL with respect to the Essakane project by the end of the second quarter of 2007;

•                  A new resource has been calculated for the Essakane project that includes some 25,000m of infill drilling and coarse gold factors, and its release is anticipated in the second quarter of 2007.

Qualified Person

Dr. Pascal Marquis, Vice President, Exploration, and Steve King, Vice President Technical Services are the Company’s qualified persons under NI 43-101, who supervise all work associated with exploration programs in West Africa.

Exploration Activity

Permits

All of Orezone’s properties in Burkina Faso are comprised of exploration permits, as defined by The Burkina Mining Act #031-2003/AN (the “Mining Act”), dated May 8, 2003.  At December 31, 2006, the

Company had interests in 17 permits covering approximately 2,955 km2 in Burkina Faso.  Two of these permits have since expired, but management expects new permits covering the same general areas to be granted within the second quarter of 2007.  A wholly owned subsidiary holds title to all of these properties.  Exploration permits in Burkina Faso give the holder the exclusive right to explore for minerals requested on the surface and subsurface within the boundaries of the permit.  Exploration permits are generally valid for a period of three years from date of issue, and may be renewed for two more consecutive terms of three years for a total of nine years.  The Government of Burkina Faso has been amenable to issuing new permits after the expiration of nine years in certain circumstances.  The permit holder has the exclusive right, at any time, to convert the exploration permit to a mining exploitation license (“mining permit”).

Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the deposit is exhausted.  Pursuant to article 20 of the law, mining permits are treated as real property rights with complete right of mortgage and liens.  Both exploration and mining permits are transferable rights.  Pursuant to article 78 of the law, only holders of mining permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties.  As all of the Company’s properties are exploration permits, there is no requirement to maintain a reserve for future reclamation or potential environmental liabilities.  All mining permits in Burkina Faso are subject to a ten percent carried interest and a three percent royalty on gold produced in favour of Burkina Faso, once a Mining Convention is signed and an exploitation license is awarded by the government. The Mining Convention provides that financial and customs regulations and rates will be fixed during the term of the mining permit and that no new taxes can be imposed. However, the title holder can benefit from any reductions of tax rates during the life of the mining permit.

In The Republic of Mali, exploration permits are generally granted for an initial three year period, and can be renewed twice with permit size reductions.  Orezone now holds two exploration permits in Mali totaling 260 km2, as well as an option to earn an interest in another permit covering 117 km2.  Two reconnaissance permits held by the Company expired in the fourth quarter of 2006 and were not renewed.  All deferred exploration expenses associated with these permits were written off at year end.    Exploitation licenses in Mali are subject to a ten percent free carried interest retained by the Government, and the right to purchase an additional ten percent participating interest in the eventual mining company formed after successful exploration. There is a royalty of three percent on the gold produced.

In the Republic of Niger, exploration permits are also granted for an initial three year period and are renewable twice with permit size reductions.  The Company presently has one exploration permit covering 1,997 km2 in Niger, and options enabling it to earn into two other permits.  For exploitation licenses, the government has the right to a ten percent carried interest in any Nigerian corporation formed for the purpose of mining, can increase its interest to 40 percent by participating in development, and receives a five and one half percent royalty on gold produced.  The Company has a mining convention on the Kossa permit which specifies the precise terms of any exploration or mining activity in Niger should the Company elect to take the project into operation.  It provides guarantees of exclusivity and fiscal and legal regime.  This Convention has a term of 30 years.  If the mining life is greater than 30 years, the Convention provides for re-negotiation.  The Convention grants fiscal incentives only available to the mining industry in Niger, including a five year income tax holiday.

Drilling

During 2006, the Company drilled 87,395 meters compared to 153,173 meters in 2005 and 109,010 in 2004.  This represents a 43 percent decrease from 2005 and is largely attributable to the Essakane project being managed by GFL in 2006.  The Company concentrated its drilling activities in 2006 on its properties in Niger, its Bondi project, and the Séga project.

Annual Drilling Statistics

	2006		2005	2004
Drilling (in meters)
Reverse circulation	68,968		123,800	95,597
Diamond drill	9,165		29,374	11,901
Rotary air blast	7,588		—	1,512
Air core	1,674		—	—
Total	87,395	(1)	153,174	109,010

(1)          Excludes 32,155 meters drilled by GLF, the Company’s partner on the Essakane project, who became the operator at the beginning of 2006.

Annual Exploration Expenditures

	2006	2005	2004
Project
Essakane	$1,553,486	$14,171,738	$3,284,862
Séga	2,479,355	3,213,216	1,916,900
Bomboré	762,542	908,558	2,340
Bondi	2,023,482	650,514	2,912,446
Kossa	1,274,746	776,698	96,311
Namaga	676,452	—	—
Koyria	367,447	—	—
Other	992,744	1,117,489	485,925
Optionee contributions	(1,151,042)	(14,225,450)	(2,936,253)
Total	$8,979,212	$6,612,763	$5,762,531

Essakane

The Essakane project is currently comprised of seven exploration permits.  During the year, six permits were reduced by 25 percent and renewed for another three year tenure.  Part of the ground released was re-applied for and a new permit was granted during the fourth quarter of 2006, bringing the total number of permits included in the joint venture to seven, and the land package to approximately 1,248 km2.

During the 2006 fiscal year, expenditures on the Essakane project totaled approximately $1.6 million, which represents a substantial decrease from the $14.2 million and $3.3 million spent in 2005 and 2004, respectively.  The decrease in expenditures was primarily due to the fact that GFL assumed all responsibility for the project at the beginning of fiscal 2006.  As such, expenditures were no longer made by Orezone and then reimbursed by GFL.  GFL continues to sole fund the FFS to earn a 60 percent interest.  Work on the project was focused on the environmental impact study, definition drilling, geological modelling and a re-assay program to evaluate the effect of coarse gold on the grade of the Essakane Main Zone (“EMZ”) deposit.

Orezone undertook, at GFL’s request, some regional exploration programs that included diamond drilling of the high priority prospects peripheral to the EMZ (i.e. Falagountou, Gossey and Sokadie).  In excess of 50,000m of drilling was completed by both partners in the area in 2006, including almost 26,000m of core drilling.  An updated resource calculation, based on September 2005 data, was published for EMZ deposit during the second quarter of 2006 and showed a significant increase in the recoverable resource, which was estimated at 1.9Moz of indicated resources and 1.5Moz inferred resources above a cut-off of 0.5 g/t.  Scout drilling at Falagountou confirmed the interpreted southeasterly plunge of the mineralization and extended the main mineralized zone by at least 200m in that direction.  Although drilling to date exhibits potentially economic near surface resources at Falagountou, Sokadie and Gossey, no official resources have been calculated by GFL.

GFL has initiated a FFS on EMZ with a budget in excess of $11 million.  It is scheduled for completion during the third quarter of 2007.  A new recoverable resource estimate has been calculated by GFL and is scheduled to be published during the second quarter of 2007.  The new estimate will include all drilling results from October 2005 to November 2006, as well as the re-assay program completed in 2006 and 2007.

Orezone and GFL have been formalizing a Master Mining Service Agreement (“MMSA”) as well as converting the joint venture Option Agreement into a Shareholders Agreement which are both based on the basic terms of the original Option Agreement but with greater detail.  Completion of the documents is expected in the second quarter of 2007.

Séga

The original Séga permit expired shortly after year end, and the Company has applied to the Ministry of Mines for a new permit (“Tiba”) that covers essentially the same area.  Although the new permit has not officially been granted, management anticipates it will be issued within the second quarter of 2007.  A new permit (Namasa) was granted in June 2006 and is located southwest of the Séga permit and adjacent to the Kalsaka Nord permit of Cluff Gold.  Tiba and Namasa make up the Séga project area.

Exploration expenditures have fluctuated over the past three years; $2.5 million in 2006, $3.2 million in 2005, and $1.9 million in 2004.  Costs in 2006 relate to approximately 15,000m of exploration and definition drilling that was completed during the first half of 2006, metallurgical drilling that was completed on the new zones discovered at the end of 2005 in the Tiba area, and reconnaissance work on Namasa that was initiated during the third quarter.  A resource calculation was released in the first quarter of 2006 based on work up to and including June 15, 2005.  Indicated resources total 310,000 ounces of gold and inferred resources 73,200 ounces of gold at a 0.5g/t cut-off in the three main zones of mineralization identified at the time, specifically Bakou, Gambo and RZ.

A new three dimensional geological model was completed in the third quarter of 2006 which integrated the drill results obtained between July 2005 and June 2006, and a preliminary assessment study was initiated.  The results of this study, along with a new resource estimate, are expected in the second quarter of 2007.  Although more resource drilling is required, Séga is approaching an economic threshold that would justify commencing a full feasibility study later in 2007.  In anticipation, the Company has increased its ground position around Séga.

The Company’s objective in 2007 is to consolidate a prospective ground position in the Séga project area, and to identify additional gold resources within a radius of 15 km around the existing resources which are concentrated in the Bakou-RZ-Gambo area.  Positive results were obtained on two prospects (Zouma and Roba) which will be advanced to the reconnaissance drilling stage during the first half of 2007.

Bomboré

Exploration expenditures in 2006 were similar to 2005 levels; $763,000 in 2006 compared to $909,000 in 2005.  In 2006, a 160km gradient IP survey was completed over the main mineralized area on the permit.  Trigonometric beacons were installed to complete a photogrammetric survey and a reconnaissance RC drilling program was carried out to identify new extensions to the known gold bearing zones.  Orezone completed its earn-in requirement and presently holds a 50 percent interest in the project.  The Company can ultimately earn up to a 100 percent interest (less a small NSR) by completing a feasibility study and making a $2M cash payment.

Reconnaissance and definition RC drilling will continue in 2007 followed by three dimensional geological modelling, a revised resource calculation, metallurgical drilling, and the preparation of a NI 43-101 compliant technical report.  This project remains one of the largest, albeit low grade, geological footprints in the country and is located very close to the capital city of Ouagadougou.  A rising gold price makes this project much more attractive.

Bondi

This project is currently comprised of four permits.  The Bondi permit expired in May 2006, and Djarkadougou and Nicéo were granted in the third and fourth quarters of 2006 over part of the original Bondi permit area.  The new Djarkadougou permit covers the Bondi structure that hosts the four deposits discovered by Orezone since 2003.  The new Nicéo permit covers a shear zone that could be an analog to Bondi structure, but on the opposite side of the Bondigui batholith.  South of these permits is the Poyo permit.

Expenditures in 2006 were $2.0 million versus $651,000 in 2005 and $2.9 million in 2004.  There was a decline in expenditures in 2005 due to a decision to focus drills, manpower and other resources on the Essakane project.  Costs in 2006 increased due to the granting of the new permits, and the Company’s desire to continue definition of the project.  About 15,000m of drilling (3,000m of core drilling) was completed on the project where the Zone 2N discovery (late 2005) was confirmed and new extensions were identified in the southern portion of the permit.  The 2006 program was comprised of expanded gradient IP coverage, metallurgical drilling, implantation of trigonometric beacons in the project area, a photogrammetric survey, a high-resolution resistivity survey along the auriferous structure, and three dimensional geological modeling of the gold resource.  New targets defined by this program lead to the discovery of another mineralized structure in Zone 2N area.

A new NI 43-101 compliant report on the Bondi resources is scheduled for the third quarter of 2007. Reconnaissance drilling is presently being carried out to test the potential southern extension of the Bondi structure on the Poyo permit to the south.  Additional exploration and definition drilling is planned on the Bondi structure, including core drilling on the recently discovered zones.  Pedogeochemistry, gradient IP and prospecting is underway on the Nicéo permit and will be followed by reconnaissance drilling on the targeted structure during the second quarter of 2007.

Niger

The Kossa, Namaga and Koyria permits were the focus of the Company’s exploration activities in Niger.  In general, higher exploration expenditures were incurred in 2006 (approximately $2.3 million compared to $777,000 in 2005) because two new permits were optioned from Greencastle (Namaga and Koyria), and a more targeted exploration program was carried out on the Kossa project.

Kossa Permit

A gradient IP survey was completed on a series of regional targets and followed by scout drilling programs between late January 2006 and early May 2006.  The result was the discovery of gold mineralization hosted in the metasedimentary rocks at Fatatako, KBF and Kossa South.  A follow-up drill program was completed in May 2006, and a second program in the fourth quarter of 2006, bringing the total RC drilling on the permit during the year to 14,000m.  The Kossa South discovery is the most significant to date followed by Fatatako.  More work is planned on both targets in 2007.  A large copper-molybdenum anomaly was identified during the 2005 regional program and has only seen limited work to date.  Additional pit sampling, followed by drilling is planned for the first half of 2007 to better assess the potential of this target.

Namaga Permit

The Namaga permit was optioned from Greencastle in the first quarter of 2006 and is located between Niamey and Orezone’s Kossa Project on the Téra Birimian Belt.  The permit completely surrounds the Komabangou gold deposit which is now the most active artisanal mining site in the country.  Work completed during the year included gradient IP surveys and two drill programs (7,600m of RAB and 3,100m of RC) on two targets defined by previous operators.  One of the targets (Block 3), returned some significant results with extensive low grade mineralization.  Follow-up work is planned on Block 3 in 2007.  Another target area (Tiringui), also defined by previous operators, will be drill tested in 2007.  Orezone can earn up to a 100 percent interest (less a small NSR) by completing a feasibility study and making a cash payment.

Koyria Permit

The Koyria permit was also optioned from Greencastle in the first quarter of 2006, and is located between Niamey and the Namaga permit on the Sirba Birimian Belt, which is host to the only commercial gold mine (Samira Hill) in the country.  The M’banga gold prospect, the second most important artisanal gold mining site in the country, is within the Koyria permit.  Work completed in 2006 included a gradient IP survey and reconnaissance drilling (1,100m of AC and 1,000m of RC) on targets located southwest of the M’banga prospect.  Regional pedogeochemistry and prospecting programs were also initiated on three other target areas.  The M’banga SW target returned positive results and follow-up work is planned in 2007. The pedogeochmistry programs also defined a number of targets where follow-up work is planned in 2007. Orezone can earn up to a 100 percent interest (less a small NSR) by completing a feasibility study and making a cash payment.

Selected Annual Information

	2006	2005	2004
Consolidated Statements of Operations and Deficit (Summary)	$	$	$
Revenue	—	—	—
Total administrative expenses	2,129,747	1,433,686	1,618,703
Net loss	(1,064,722)	(5,321,816)	(1,340,087)
Basic and diluted net loss per common share	(0.01)	(0.05)	(0.01)

Consolidated Statements of Deferred Exploration Expenses (Summary)	$	$	$
Deferred exploration expenses - additions	10,130,254	20,838,213	8,698,784
Optionee contributions	1,151,042	14,225,450	2,936,253
Write off of deferred exploration expenses	202,520	3,687,251	—

Consolidated Statements of Cash Flows (Summary)	$	$	$
Cash flows used in operating activities	(589,255)	(355,726)	(626,732)
Cash flows used in investing activities	(11,426,820)	(3,500,719)	(5,609,202)
Cash flows from financing activities	246,694	29,998,803	3,801,778
Net increase (decrease) in cash or cash equivalents	(11,769,381)	26,142,358	(2,434,156)

Consolidated Balance Sheets (Summary)	$	$	$
Cash and cash equivalents	22,515,859	34,285,240	8,142,882
Investment in listed shares, at cost	1,244,819	127,668	1,362,229
Mineral exploration properties, at cost	6,145,562	6,130,562	6,804,907
Deferred exploration expenses, at cost	21,080,941	12,304,249	9,378,737
Note payable	—	—	—
Shareholders’ equity	50,307,751	50,593,956	25,186,037
Total assets	51,987,495	54,168,217	26,163,676

Number of shares oustanding (at December 31)	133,018,641	132,777,641	111,264,323

Results of Operations

In 2006, the Company was still in a development stage with no operating business segment and no revenue generating activities.

The Company’s financial performance is largely a function of the level of administrative expenses required to operate and carry out its exploration activities.  Administrative expenses of $2.1 million in the 12 months ended December 31, 2006 increased from $1.4 million in the 12 months ended December 31, 2005 due to:

•                  Higher salaries and bonuses;

•                  Higher public company costs;

•                  Minor offsetting foreign exchange gains as most of the Company’s monetary items are denominated in its functional currency.

For the year ended December 31, 2006, the Company recorded a net loss of approximately $1.1 million, or $0.01 per share on both a basic and diluted basis, compared to a net loss of $5.3 million, or $0.05 per share on both a basic and diluted basis, for the 2005 year end.  The principal reasons for the smaller loss in 2006 were:

•                  In 2005, approximately $4.4 million in deferred exploration expenses and mineral exploration property acquisition costs were written off.  The decision to write off these costs was based on a number of factors, including the results of exploration programs, an assessment of the future potential of the projects and the expiration of various permits.  In 2006, only $203,000 of deferred exploration expenses were written off;

•                  Expenses in 2006 were offset by a significant amount of interest income, generated from the proceeds of the CAD$30 million public financing completed at the end of 2005;

Deferred exploration expenditures decreased to $10.1 million for 2006 compared to $20.8 million in 2005.  The principal reason for the decrease is that Orezone handed over management of the Essakane project to GFL at the beginning of 2006, and in doing so, was no longer required to pay for a majority of the exploration expenditures.  This same factor was the reason optionee contributions declined to approximately $1.2 million in 2006 from $14.2 million in 2005.

A small amount of deferred exploration expenses were written off in 2006 and these expenses related to permits that expired in the year or were written off in 2005.   A majority of the costs associated with the expired permits were written off in 2005 after reviewing exploration results and assessing the project’s future potential.

Investments, at cost, increased by over $1.1 million in 2006 because the Company acquired units in PMI and Greencastle in the year.  These investments were strategic in nature, since these companies have similar traits to Orezone: they are junior public resource companies focusing on gold exploration in West Africa.  Their activity increases the Company’s exposure to and awareness of promising exploration projects in West Africa.

The total shares outstanding have increased significantly over the past three years primarily because of the public financing in 2005, which consisted of the sale of 15,000,000 shares at a price of CAD$2.00 per share (“Public Financing”).

Summary of quarterly results and fourth quarter

	2006
	Q4	Q3	Q2	Q1
Revenue	$—	$—	$—	$—
Net income (loss)	$(612,679)	$(16,540)	$(231,658)	$(203,845)
Net income (loss) per share, basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

	2005
	Q4	Q3 (1)	Q2	Q1
Revenue	$—	$—	$—	$—
Net income (loss)	$(4,364,534)	$147,094	$(996,451)	$(107,925)
Net income (loss) per share, basic and diluted	$(0.04)	$0.00	$(0.01)	$(0.00)

(1)          Subsequent to the end of the third quarter of 2005, the Company determined that certain costs which were capitalized as deferred development costs during the third quarter of 2005 should have been more appropriately capitalized in the first and second quarters.  Amended financial statements were filed and a loss of $172,906 ($0.00 per share) was reported for the third quarter of 2005.

The Company’s quarterly financial performance is a function of the level of administrative expenses required to operate a public company and manage its exploration activities.  In certain quarters, these expenses have been offset by exchange gains, interest income and gains on the sale of listed shares.

The Company reported a loss of about $613,000 in the fourth quarter of 2006 compared to a loss of approximately $17,000 in the third quarter of 2006.  The increase in the fourth quarter loss is due to the following items:

•                  Deferred exploration expenses of $203,000 were written off due to the expiration of permits, whereas there were no deferred exploration costs written off in the third quarter of 2006;

•                  The fourth quarter reflects year end bonuses and a full quarter of new management salaries;

•                  There is higher travel in the fourth quarter associated with year end trade shows;

•                  No gain was realized on the disposal of investments and less interest income was earned in the fourth quarter, when compared to the third quarter.

The Company reported a loss of $4.4 million in the fourth quarter of 2005 due to the write off of deferred exploration expenses and mineral exploration properties.  Administrative expenses in 2005 were not offset as much by interest income because the Company did not have a significant amount of cash on hand to generate interest income.

Liquidity and Capital Resources

The Company had cash and cash equivalents of approximately $22.5 million at December 31, 2006, a decrease of $11.8 million compared to the cash position at December 31, 2005.  The decrease is primarily attributable to the exploration and investment activities undertaken in the year.  The decrease in cash and cash equivalents was much more significant in 2006 compared to 2005 and 2004 because there were no significant optionee contributions available to offset exploration expenditures.

The Company is able to generate cash through the exercise of options and through financing activities.  In 2006, about $247,000 was generated on the exercise of stock options.  In 2005, a significant amount of cash was generated when the Company completed a Public Financing consisting of the sale of 15,000,000 shares at a price of CAD$2.00 per share.

The Company has no cash flow generating operations, and its long-term financial success is highly dependent on management’s ability to discover economically viable mineral deposits.  The Company has sufficient capital resources to pursue its exploration program on its projects in 2007 based on its cash and cash equivalent balance at December 31, 2006, and an approved exploration budget for Burkina Faso and Niger of over $7.0 million.  However, it is likely that additional financing will be required in the future to fund the Company’s share of developing Essakane should a production decision be made, to bring one of the Company’s wholly owned properties into production, or to make additional acquisitions or investments within the mining sector.  Although the Company has been successful in the past in obtaining such financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

Contractual Commitments

The Company has only one contractual obligation.  It has entered into a long-term office lease agreement expiring in September 2008, which calls for lease payments as follows (all in CDN dollars):

2007	$50,544
2008	$37,312
$87,856

Off Balance Sheet Agreements

The Company does not have any off balance sheet arrangements.

Transactions with Related Parties

During the 2006 fiscal year, the Company charged $19,852 in administrative fees to San Anton Resource Corporation (“San Anton”) for rent and other administrative services that were provided by the Company.  The Company’s Chief Financial Officer (“CFO”) is San Anton’s President and Chief Executive Officer (“CEO”).  The Company’s CEO is also a director for San Anton.  This amount was paid subsequent to year end.  These transactions took place during the normal course of business and at fair market values.

Proposed Transactions

The Company continually reviews potential merger, acquisition, investment and other joint venture transactions that could enhance shareholder value, however, at the current time, there are no reportable proposed transactions.

Risks and Uncertainties

The Corporation is in the business of exploring for minerals and if successful, ultimately mining them.  The natural resource industry is by its nature, both cyclical and risky.   There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due the very low odds of finding an economic deposit.  Once a potentially economic deposit is identified, the Corporation’s ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues.  Many of these are beyond the control of the Corporation.

The principal factor which will affect the Corporation’s ability to successfully execute its business plan is the price of gold.  The price of gold in US dollars has increased from approximately US $260 per ounce early in 2001 to close to US $700 in the first part of 2007.  This increase is widely attributed to a weakness in the US dollar.  However, the future trend of both the price of gold and the US dollar cannot be predicted with any degree of certainty.  The higher gold price improves the economics of any potential development project and just as important, has a favorable impact on the perceptions of investors with respect to gold equities and therefore, the ability of the Corporation to raise capital.

Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of degree of risk and uncertainty and the Corporation’s common shares should be considered as a highly speculative investment.  Current and potential investors should give special consideration to the risk factors involved.

Political Risk

The Corporation’s principal assets are located in Burkina Faso, West Africa.  While the government of Burkina Faso has modernized its mining code and is considered to be pro mining, no assurances can be provided that this will continue in the future.  The Corporation’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil and tribal unrest, political instability, changing government regulations with respect to mining including environmental requirements, taxation, land tenure, income repatriation and capital recovery, fluctuations in currency exchange and inflation rates, import and export restrictions, challenges to the Corporation’s title to properties, problems renewing licenses and permits, and the expropriation of property interests.  Any of these events could result in conditions that delay or in fact prevent the Corporation from exploring or ultimately developing its properties if economic quantities of minerals are found. The Corporation does not currently maintain “Political Risk” insurance.

Exploration Risk

Mineral exploration is a highly subjective process that requires a very high degree of education, experience, expertise and luck.  Furthermore, the Corporation will be subject to many risk factors that knowledge, expertise and perseverance are insufficient to over come.  The Corporation is also competing against a large number of companies that have substantially greater financial and technical expertise. The odds of finding mineralization in economic quantities that can be profitably mined are very small and no assurances can be given that the Corporation will be successful.

Development Risk

The successful development of a mineral deposit is dependent upon a large number of technical factors and significant capital expenditures must be made before the effect of many of these factors can be fully quantified.  Major assumptions with respect to reserves, production, costs, grades and recoveries for example, can vary significantly from those projected in a feasibility study.

Operating Risk

While the Corporation’s primary objective is to establish a producing mining operation, it does not at present have any properties that are in production.  Potential future mining operations will be subject to a large number of risks and hazards including cave-ins, rock bursts, rock falls, flooding, and unusual or unanticipated rock formations and while the Corporation will use best industry practices to identify and deal with such possibilities, no guarantee can be given that such events will not occur and will not result in damage or destruction of mineral properties and facilities, personal injury or loss of life, the delay or shut down of operations, financial losses or legal or environmental liability.

Economic Risk

External factors such as metal prices, interest and exchange rates and inflation rates all have fluctuated widely in the past and will continue to do so.  It is impossible to predict the future direction of these factors, and the impact that they will have on the Corporation’s operations, with any degree of certainty.  In particular, the price of gold is a major factor in determining whether or not a project is economic and whether or not capital can be raised to develop it.  While the price of gold is currently at relatively high levels, its future direction will be determined by a large number of factors including investor demand, industrial demand, world wide productions levels, forward selling, purchases and sales by central banks, political and financial instability, inflation, interest and currency exchange rates, etc.

Financing Risk

At the present time the Corporation does not have any producing projects and no sources of revenue.  The Corporation’s ability to explore for and find potentially economic properties, and then to bring them into production is highly dependent upon its ability to raise equity and debt capital in the financial markets.  There is no assurance that the Corporation will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified.

Title Risks

The Corporation has taken all reasonable steps to ensure that it has proper title it its properties.  However, no guarantees can be provided that there are no unregistered agreements, claims or defects which may result in the Corporation’s title to its properties being challenged.  Furthermore, the Corporation requires a number of different permits and licenses in order to carry on its business and there are no assurances or guarantees that they will be renewed upon expiry.

Environmental Risk

Both exploration programs and potential future mining operations are subject to a number of environment related regulations.  It is the Corporations intention to fully comply with all such legislation in the countries in which it operates, and to fully comply with generally accepted international standards in countries where environmental regulations are not as stringent as international standards.  Compliance with these regulations may significantly delay or prevent the Corporation from carrying on its business in the normal course, or may substantially increase the cost of doing so.   Furthermore, exploration and mining activities may cause accidental or unintended negative consequences for the environment that result in fines, penalties or sanctions that represent a significant cost to the Corporation or prevent it from continuing operations.

Management Dependence

The Corporation’s activities are managed by a very small number of key individuals who are intimately familiar with its operations.  The market for experienced mining personnel is currently very competitive and the Corporation’s ability to replace highly qualified personnel cannot be assured.  At present, the Corporation does not maintain any key man life insurance.

Equipment Shortage

At the present time there is a shortage of drilling rigs in West Africa due to the large amount of exploration and development work that is being carried out.   This shortage of equipment could delay the Corporation’s ability to properly evaluate its holdings and ultimately to put them into production should an economically exploitable deposit be found.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts recorded in the Financial Statements and relevant notes.  These estimates are based on management’s best knowledge of current events, and actions that the Company may undertake in the future.  Significant estimates include those related to the recoverability of the carrying value of mineral exploration properties and deferred exploration expenses, and the assumptions used in valuing the Company’s stock options.  Actual results may differ from those estimates.

The Company reviews the carrying value of a mineral project when events or changes in circumstances indicate that the carrying value may not be recoverable. Where information is available and conditions suggest impairment, estimated future cash flows from a project are calculated using estimated future prices, reserves and resources, and operating, capital and reclamation costs on an undiscounted basis.  If the carrying value of the project exceeds estimated future cash flows, the project is written down to fair value.

Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered.  This assessment may be estimated by using quantifiable evidence of a geological resource or reserve or the Company’s assessment of its ability to sell the project for an amount greater than the carrying value.  An impairment is also recorded when management determines that it will discontinue exploration or development on a project or when exploration rights or permits expire.  Management, Directors and Technical Advisors review the merits of each project interest to assess whether the project merits further exploration and development expenditure and whether the carrying value of the properties is recoverable. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is assessed against other factors such as commodity markets, exchange rates, political risk and closeness to other known operations.  Any write downs are reflected as a separate line item on the statement of deferred exploration expenses.

The Black-Scholes option pricing model is used to value the Company’s stock options.  This model requires highly subjective assumptions, including volatility and expected time until exercise, which affects the calculated values.  These values affect the stock-based compensation line items appearing on the statement of operations and statement of deferred exploration expenditures.

Changes in Accounting Policies

In January 2005, the CICA issued CICA Handbook Section 3855, “Financial Instruments — Recognition and Measurement”, CICA Handbook Section 3865, “Hedges”, and CICA Handbook Section 1530, “Comprehensive Income”.  Section 3855 establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. These standards specify when and at which amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recorded at fair value in some cases, and at cost in others. The section also provides guidance for disclosure of gains and losses on financial instruments.  Section 3865 includes and replaces the guidance on hedging relationships that was previously contained in AcG-13, mostly those relating to the designation of relationships and its documentation.  The new standard specifies how to apply hedge accounting and which information has to be disclosed by the entity.  Section 1530 establishes standards for reporting and display of comprehensive income.  Comprehensive income includes net income as well as all changes in equity during a period, from transactions and events from non-owner sources.  Comprehensive income and its components should be presented in a financial statement with the same prominence as other financial statements.  These sections are to be applied to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.  The Company is still evaluating the impact of Handbook Sections 1530, 3855 and 3865 and believes that certain adjustments will be required on the consolidated financial statements.

The consolidated financial statements are prepared in accordance with Canadian GAAP. As described in Note 12 of the Financial Statements, these principles differ in certain material respects from principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The Company’s financial instruments include cash and cash equivalents, taxes and other receivables, accounts payable and accrued liabilities.

The fair value of the financial instruments is equivalent to the carrying value, given the short maturity period.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures was conducted as of December 31, 2006, by and under the supervision of management, including the CEO and the CFO.  Based on this evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures, as defined by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and forms and reported to senior management so that appropriate decisions can be made regarding public disclosure.

Internal Controls over Financial Reporting (“ICOFR”)

The CEO and CFO have designed and or caused to be designed under their supervision, ICOFR, to provide reasonable assurance that financial reporting and preparation of financial statements for external purposes are prepared in accordance with Canadian GAAP.

It should be noted that a control system, including the Company’s disclosure and ICOFR, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls will prevent all errors or fraud.

There have been no changes in ICOFR during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s ICOFR.

Other MD&A Requirements

All relevant information related to the Corporation is filed electronically at www.sedar.com in Canada and www.sec.gov in the USA. This document forms an integral part of the Corporation’s Annual Information Form (“AIF”).